UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Liquidation of Tokyo-Mitsubishi Futures (USA), Inc.

Tokyo, July 1, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate Tokyo-Mitsubishi Futures (USA), Inc. Tokyo-Mitsubishi Futures (USA), Inc. is a consolidated subsidiary of BTM.

1.	Outline of Tokyo-Mitsubishi Futures (USA), Inc.

(1)	Address:	30 South Wacker Dr., Suite 3910, Chicago, Illinois 60606 U.S.A.
(2)	Managing Director:	Naoto Hirota
(3)	Capital:	US dollars 10 million
(4)	Business:	Financial futures agency business

2.	Reason for Liquidation

In pursuit of reduced costs and enhanced efficiency BTM has decided to outsource the financial futures agency business that has been conducted by Tokyo-Mitsubishi Futures (USA), Inc. As a result it has been decided to liquidate Tokyo-Mitsubishi Futures (USA), Inc.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of March 2006.

4.	Impact on MTFG’s business forecast

This event is not expected to have any material effect on MTFG’s previously announced business forecast for the current fiscal year.

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For further information, please contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel : 03-3240-9066